Exhibit 99.2

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

INTRODUCTION

The following discussion of the operating results and financial position of Jaguar Mining Inc. (“Jaguar" or the "Company”) should be read in conjunction with the annual audited consolidated financial statements and the notes thereto of the Company for the years ended 2008 and 2007 and the unaudited consolidated financial statements and the notes thereto of the Company for the interim periods ended September 30, 2009 and 2008.  The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  The Company reports its financial statements in US dollars (“US$”), however a significant portion of the Company's expenses are incurred in either Canadian dollars (“Cdn.$”) or Brazilian reais (“R$”).

The discussion and analysis contained in this MD&A are as of November 9, 2009.

FORWARD-LOOKING STATEMENTS

Certain statements in this Management’s Discussion and Analysis (“MD&A”) constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation.  These Forward-Looking Statements include, among others, statements concerning the Company's future objectives, measured and indicated resources and proven and probable reserves, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves.  Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", “is targeted”, "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages  and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent our views as of the date of this MD&A.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law.  For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's Forward-Looking Statements, see the "CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS" and "RISK FACTORS" as filed in the Company’s Annual Information Form for the year ended December 31, 2008, filed on SEDAR and available at www.sedar.com, and its filings, including the Company’s Annual Report on Form 40-F for the year ended December 31, 2008, filed with the U.S. Securities and Exchange Commission, which are available on EDGAR at www.sec.gov.  Further information about the Company is available on its corporate website www.jaguarmining.com.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED AND MEASURED AND INDICATED RESOURCES

This document includes the term "inferred resources" and "measured and indicated resources".  The Company advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.   U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into proven or probable reserves.

"Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

SUMMARY DESCRIPTION OF JAGUAR’S BUSINESS

Jaguar is an Ontario incorporated gold producer engaged in the acquisition, exploration, development and operation of gold producing properties at its 93,000-acre land base in the Iron Quadrangle region of Brazil, a greenstone belt located near the city of Belo Horizonte in the state of Minas Gerais.  Through a joint venture with Xstrata plc (“Xstrata”), the Company is also engaged in gold exploration at a greenfield site in the northeast of Brazil covering 182,000 acres.  In addition, the Company may consider the acquisition and subsequent exploration, development and operation of other gold properties in Brazil. (See Subsequent Events)

The Company is currently producing gold at its Turmalina and Paciência operations and has its Sabará operations on stand-by awaiting the proper conditions to re-start that facility.  The Company recently completed the Phase I expansion of the Turmalina operation on-schedule and on-budget.  The Company’s Caeté Project is currently under construction and is expected to be completed during the second quarter of 2010.   As of the date of this MD&A, the Company has 1,462 employees.

The Company is listed on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “JAG”.

OUTLOOK AND OBJECTIVES

The Company’s 2009 production and cash operating cost estimates are as follows:

	Actual	Estimated	Actual	Estimated

Operation	Y-T-D 2009	FY 2009	Y-T-D 2009	FY 2009
	Production	Production	Cash Operating Cost	Cash Operating Cost
	(oz)	(oz)	($/oz)	($/oz)

Turmalina	60,887	87,000-90,000	389	$389-$396
Paciência	47,965	68,000-70,000	482	$479-$487
Sabará	6,360	10,000	680	$799-$816
Total	115,212	165,000-170,000	444	$444-$452

Note: Estimated cash operating costs based on a range from R$1.75 to R$1.85 per $1.00

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The Company intends to become a mid-sized gold producer with sustainable production between 620,000 ounces and 700,000 ounces of gold per year by 2014.  The Company believes that the development initiatives it has carried out to date, which include over 40 km of underground development at its properties in Minas Gerais, as well as management's extensive experience operating in the Iron Quadrangle coupled with the geological characteristics of other gold operations in the district, give it a reasonable basis to express confidence that sufficient mineral resources exist and additional resources will be identified to reach and sustain its production targets.  The Company believes the identification of additional gold resources in the normal course to meet its production targets will not be a constraining issue.  The Company’s primary properties remain open at depth and along strike.

The Company’s objective is to enhance shareholder value by building, expanding and operating low-cost gold mines, by adding resources and reserves at its existing properties and by accretive transactions primarily in Brazil to add to the Company’s aggressive growth profile.  The Company plans to achieve this objective by completing the development of its Caeté Project and expanding overall production at its three largest properties.  The Company continues to aggressively explore and develop its resources in Brazil.  Subsequent to the quarter ended September 30, 2009, the Company entered into a definitive agreement to acquire MCT Mineração Ltda. (“MCT”), an indirect, wholly-owned subsidiary of Kinross Gold Corporation (“Kinross”), for US$39 million.  MCT holds all of the mineral licenses for the Gurupi Project located in the state of Maranhão, Brazil (see Subsequent Events). The Company has sought to reduce its risk profile and to differentiate itself from other junior mining companies by developing and expanding several mining operations rather than focusing on one operation.  This multiple-operation strategy in this historically prolific district will also allow the Company to rapidly grow the overall business if exploration confirms additional mineral resources at any of its mines.  Management believes that the Company’s well-developed infrastructure, high grade resource base, experienced personnel and its fully developed health, safety and environment program favorably positions the Company to achieve attractive growth at relatively low risk compared with other junior gold developers.

The Company believes it now has and will maintain at various levels of production a cost structure that will ensure its competitiveness.  Based on cash on hand and assumptions concerning production costs, foreign currency exchange rates, forward gold prices and limited borrowings, the Company believes it has the required funds to execute on its plans.  A sensitivity analysis, which addresses deviations from certain base assumptions for feed grade, costs, and other variables, used in the development of various technical reports the Company has previously filed, is provided in the Company’s Annual Information Form for the year ended December 31, 2008, dated February 11, 2009 and available on SEDAR and EDGAR at www.sedar.com and www.sec.gov, respectively.

PROJECT DEVELOPMENT REVIEW - OPERATIONS AND EXPLORATION

Production

During the quarter ended September 30, 2009, the Company produced a total of 41,585 ounces of gold at Turmalina, Paciência and Sabará at an average cash operating cost of $451 per ounce compared to 34,935 ounces at an average cash operating cost of $461 per ounce during the same period last year (see Non-GAAP Performance Measures).  The Company’s gold production for the quarter ended September 30, 2009 increased 19% from the comparable quarter in 2008.  Overall, the Company met its gold production targets for the quarter.  However, crushing and leaching operations at Sabará were idled during August and September due to an inadequate supply of ore, which was not anticipated at the beginning of the quarter.

            The average exchange rate for the quarter ended September 30, 2009 was R$1.87/US$1.00 compared to R$1.67/US$1.00 for the quarter ended September 30, 2008.  The Company estimates that the strengthening of the Brazilian real during the quarter ended September 30, 2009 from the previous quarter (Q2 2009 - R$2.08/US$1.00), added approximately $45 per ounce to the Company’s reported cash operating cost of $451 per ounce.  Management believes the translation effects of converting cash operating costs from the Brazilian real into U.S. dollars at times masks performance gains obtained in the Company’s operations.  Jaguar’s cash operating costs per ounce of gold produced in R$ decreased R$131 per ounce, or 14%, from R$962 in the quarter ended June 30, 2009 to R$831 in the quarter ended September 30, 2009.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Production and Operating Performance

The following tables set forth certain operating data at Turmalina, Paciência and Sabará for the quarters and nine month periods ended September 30, 2009 and 2008.

Quarter Ended September 30, 2009 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Plant Recovery rate (%)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce

Turmalina	154.0	5.27	89%	22,250	$59.40	$411
Paciência	167.0	3.55	93%	17,927	50.10	468
Sabará	35.0	1.77	67%	1,408	33.70	860
Total	356.0	4.12	89%	41,585	$52.50	$451

Nine Months Ended September 30, 2009 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Plant Recovery rate (%)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce

Turmalina	409.0	5.19	89%	60,886	$58.10	$389
Paciência	467.0	3.43	92%	47,965	48.30	482
Sabará	169.0	1.80	66%	6,360	24.50	680
Total	1,045.0	3.86	88%	115,211	$48.60	$444

Quarter Ended September 30, 2008 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Plant Recovery rate (%)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce

Turmalina	128.0	5.42	90%	19,321	$53.10	$358
Paciência	131.0	3.11	92%	10,640	45.00	523
Sabará	127.0	1.52	67%	4,974	23.60	729
Total	386.0	3.35	87%	34,935	$40.60	$461

Nine Months Ended September 30, 2008 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Plant Recovery rate (%)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce

Turmalina	352.0	5.29	89%	52,797	$56.30	$377
Paciência	131.0	3.11	92%	10,640	45.00	523
Sabará	370.0	1.52	67%	13,693	22.90	675
Total	853.0	3.32	85%	77,130	$40.10	$450

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The Company’s operations, project development and exploration during the quarter ended September 30, 2009 are described below.

Turmalina
Operations

Turmalina is an underground mine utilizing the “sublevel stoping” and the “cut and fill” mining methods with paste fill.  During the quarter ended September 30, 2009, the Company completed the construction of the Phase I expansion at Turmalina to boost annual gold production capacity from 80,000 ounces per year to 100,000 ounces per year.  As a result, Turmalina’s grinding and milling capacity has been increased to 1,800 tonnes per day (“tpd”) of ore in its carbon-in-pulp (“CIP”) plant, from its previous designed operating level of 1,500 tpd.

During the quarter ended September 30, 2009, Turmalina produced 22,250 ounces of gold at an average cash operating cost of $411 per ounce compared to 19,321 ounces at an average cash operating cost of $358 per ounce during the quarter ended September 30, 2008.

Mine production at Turmalina during the quarter ended September 30, 2009 totaled 177,459 tonnes at an average run-of-mine (“ROM”) grade of 5.11 grams per tonne.  Ore processed through the mill totaled 153,324 tonnes at an average feed grade of 5.27 grams per tonne and the average plant recovery rate was 89%, nearly achieving the design rate of 90%.

Exploration - Brownfield

Jaguar’s reported mineral resources and reserves for Turmalina are to a depth of approximately 500 meters on Ore Body A.  The mineralized structure is open at depth and along strike.  As part of a drill program conducted in late-2008 to support management’s belief that the continuity of the mineralization at Ore Body A extends to a depth of over 800 meters, Jaguar drilled four holes to depths ranging from 850 meters to 1,100 meters.  Two of these drill holes intersected the mineralized structure in the Ore Body A at a depth of approximately 800 meters.  A grade of approximately 7.00 grams per tonne was encountered in a narrow zone at depth thereby confirming the extension of the mineralized structure.  Jaguar’s team believes the size of the mineralized structure and mineralization is similar to the existing reserve base in this ore body to the depth of 500 meters.  This is also consistent with the characteristics of other gold mines in the Iron Quadrangle, some of which have operated to depths of 2,400 meters.  Jaguar intends to update the inferred resources category at Turmalina but does not view it as necessary nor does it have any plans to conduct further deep drilling at Turmalina at this time.

As part of the surface exploration to estimate resource potential in a newly discovered oxide zone at Ore Body B, several trenches were opened in the outcropping to channel sample the mineralized zone.  Assay results revealed two separate mineralized areas with average grades ranging from 3.00 grams per tonne to 5.00 grams per tonne, with the same metallurgical attributes as Ore Body A.  The Company intends to update the geological model to incorporate this new data into the mine model.  The oxide ore from this new zone would be blended with sulfide ore and processed through the Turmalina Plant, providing additional lower cost ore in 2010 and likely beyond.

At Ore Body C and Zone D (the “Satinoco zone”), additional gold bearing oxide ore has been identified in the weathered rock above the sulfide zone.  During the quarter ended September 30, 2009, the Company continued drilling in the Satinoco structure to estimate oxide and sulfide mineral resources.   A total of 2,215 meters of drilling in 12 drill holes were completed during the quarter ended September 30, 2009.  Mining of these oxide resources commenced during the quarter.

Jaguar has also discovered a new target at the Turmalina mining complex, the Fazenda Experimental Target.  Management believes this new structure has significant potential and is unrelated to the mineralized on-strike zone associated with Ore Bodies A, B and C and Zone D.  The Fazenda Experimental Target is located approximately five kilometers from the Turmalina Plant in a structure parallel to the existing ore bodies.  Some limited mining at this target was carried out shallow depths but it was not significant.  Over the past two years, Jaguar has conducted work in the area, including soil sampling, trenching and 668 meters of drilling in four drill holes.  Drill results confirmed continuity of the mineralization along strike.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Jaguar intends to conduct additional underground exploration as part of the development of Turmalina’s Ore Bodies A, B and C, and Zone D to increase resources and reserves and expand Turmalina’s annual production beyond the current plan of 100,000 ounces.

During the quarter ended September 30, 2009, drilling activity was focused on the Faina/Pontal Zone, which contains 280,000 ounces of measured and indicated gold resources to an average depth of 350 meters.  The objective of the drill program is to increase measured and indicated resources in this zone.  To date, a total of 6,519 meters of drilling in 35 drill holes were completed, with very encouraging preliminary assay results.  The Company expects to provide a resource estimate for the Faina/Pontal Zone consistent with NI 43-101 standards by the end of 2009.

Paciência
Operations

Paciência’s Santa Isabel Mine is an underground mine utilizing the cut and fill mining method and a treated tailings backfill system.  Ore produced at the Santa Isabel Mine is transported to the adjacent 1,800 tpd CIP processing plant, which was commissioned during the second quarter of 2008.

 During the quarter ended September 30, 2009, Paciência produced 17,927 ounces of gold at an average cash operating cost of $468 per ounce compared to 10,640 ounces at an average cash operating cost of $523 per ounce during the quarter ended September 30, 2008.

Steps initiated during the quarter to increase ore output and limit dilution at the Santa Isabel Mine yielded positive results with ore production rising to 131,909 tonnes at an average ROM grade of 3.54 grams per tonne compared to 96,020 tonnes at an average ROM grade 3.32 grams per tonne during the quarter ended September 30, 2009.  Ore shipments from the Pilar Mine continued during the quarter ended September 30, 2009 at approximately the same level as the previous quarter (40,912 tonnes at an average ROM grade of 4.32 grams per tonne versus 40,458 tonnes at an average ROM grade of 4.36 grams per tonne in Q2 2009).  The initial shipments of ore from the Palmital Mine (conglomerates) near the Paciência Plant began during the quarter ended September 30, 2009 where ore production totaled 6,745 tonnes at an average ROM grade of 6.99 grams per tonne.

Consolidated ore production for the Paciência mining complex during the quarter ended September 30, 2009 totaled 179,566 tonnes at an average ROM grade of 3.84 grams per tonne compared to ore production of 96,020 tonnes at an average ROM grade of 3.32 grams per tonne during the quarter ended September 30, 2008.

Ore processed through the mill totaled 167,193 tonnes with an average feed grade of 3.55 grams per tonne.  The average plant recovery rate was on plan at 93%.

Management plans to continue ore shipments from the Pilar Mine.  However, during the latter part of Q1 2010, management intends to divert ore from Pilar to the Caeté Plant under construction, which is expected to begin commissioning during the second quarter of 2010.  Gold production at Paciência should not be materially affected as increases in ore production from the Santa Isabel mine, Palmital Mine and NW1 Zone are expected to offset the re-direction of Pilar ore and lead to lower cash operating costs due to shorter hauls.

Exploration - Brownfield

During 2008, the Company conducted extensive underground development and exploration activities at the NW01 Zone, within the Palmital Mine and other locations within the conglomerates structures, as well as at other targets in the general vicinity to add additional tonnes of ore both vertically and horizontally in an effort to increase the resource base for the Paciência operation.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Overall, the grades and mineralization observed at the NW01 Zone are similar to those measured at the Santa Isabel Mine.   The access ramp, which is 5 meters x 5 meters in size, was completed in early 2008.  A total of 2,348 meters of ramp and drifts have been developed at the NW01 Zone, which is located two kilometers northwest of the Santa Isabel Mine.  This cross cut will eventually intersect the second level of the Santa Isabel Mine.  During this development, two new mineralized zones were encountered in 2008 and one particular drill hole depicted high amounts of “free” gold and a measured grade of 595 grams per tonne over 0.7 meters.  The Company is conducting underground drilling in the area with the objective of developing a new geological model and estimating mineral resources.

The Company also completed 2,812 meters of drilling in 13 drill holes at the Paciência Shear Zone between the NW01 Zone and the Santa Isabel Mine.  Drill hole results confirmed the continuity along strike of the structure between these two areas.

At the Bahú Target, the Company concluded the re-interpretation of existing channel sampling and drilling data in order to define an exploration program, which began in November 2009.

At the Palmital Mine, the Company continues with underground development at levels two and three to expose the conglomerate horizon.  Channel samples carried out to date confirm the grades and the continuity defined during the surface and underground drilling campaigns.  Through additional drilling,  the Company expects to estimate the resource potential in one known 300-meter section and trace the geometry of the conglomerate reef further along the strike.

At the BIF North Target, which is part of the Company’s Rio de Peixe property located approximately 25 kilometers from the Paciência Plant, a total of 6,601 meters of drilling in 70 drill holes have been completed.  The Company intends to begin the mineral resource estimate process for this target during the fourth quarter of  2009.  During the current exploration campaign, new gold mineralization was found approximately 700 meters from the BIF North Target.  The Company has carried out trenching in this 250-meter area with positive results.  Detailing work is underway.

Sabará
Operations

Sabará Zone A and Serra Paraíso are above ground mines from which oxide ore is processed at a 1,500 tpd carbon-in-column (“CIC”) plant located adjacent to the Zone A Mine.  Sabará is a limited life, non-core asset.

The Company is conducting a strategic review of the Sabará mining concessions and leaching facility, which could include divesting the operation in its entirety before the end of 2010.  As part of this review, and to maximize cash flow from this operation until new higher-grade oxide resources are available, the crushing and leaching operations were idled during most of the quarter ended September 30, 2009.  Curtailing this operation was unplanned at the beginning of the quarter. Management determined the profitability of the operation was significantly reduced since it was running at lower throughput rates with limited quantities of ore from the Serra Paraiso mine.  With the addition of ore from a new oxide zone in development at the Roça Grande deposit in the Caeté region,  additional ore supplies will improve the Sabará operation’s economics.  During the current quarter ending December 31, 2009, unusually heavy rainfall in the Sabará region has impacted mining conditions and the Company’s management has kept the Sabará processing operation idle and has yet to reach a decision as to when leaching operations may resume.

Mining operations at the Zone A Mine were terminated as expected during the quarter ended June 30, 2009 due to exhaustion of mineral resources.  Ore shipments from the Serra Paraíso Mine to the Sabará leaching and processing site continued during the quarter ended September 30, 2009 and will continue to be stockpiled until leaching operations recommence.  The Serra Paraíso Mine produced 15,035 tonnes at an average ROM grade of 2.48 grams per tonne.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Caeté Project
Development

Construction of the Company’s new Caeté Project is on-schedule and on-budget on a local currency basis (R$).  All permits, licenses and power contracts necessary for mine development and construction have been received.  The processing facilities will include crushing and grinding circuits followed by a gravity separation circuit along with a leaching and CIP-ADR (carbon-in-pulp adsorption/desorption/recovery) plant.  The new plant will process the sulfide ore from the Company’s Pilar and Roça Grande Mines and other nearby targets.  The Company intends to use a combination of "cut and fill" and "selective stoping" methods at both mines, which incorporates a treated tailings backfill system.

Earthwork for the crushing and screening plant, grinding and milling plant and hydrometallurgical plant has been completed.  Detailed engineering is 68% concluded and civil works began in April 2009.  On-site support facilities are 94% complete and the major components for the CIP processing plant are on-site.  Overall, the construction of the Caeté Project is 39% complete with civil works being 54% complete.  The Pilar Mine, which will be the initial ore source for the Caeté Plant, is fully commissioned and producing ore today.  Commissioning of the Caeté Plant is expected to commence during the second quarter of 2010.

Mine development at the Roça Grande Mine is 85% complete and the Pilar Mine is developed and producing ore.  In December 2008, the Company began transporting ore by truck from the Pilar Mine to the Paciência processing plant to supplement the ore being supplied from Paciência’s Santa Isabel Mine.  The Company expects to continue this practice through early 2010, at which time Pilar ore will be diverted to the newly built Caeté Plant.  Drawing on the ore supplied from the fully-developed Pilar Mine has allowed the Company to train Caeté personnel under actual operating conditions and refine mining procedures, which should streamline start-up of the mine once the regional processing plant at Caeté is completed.

Exploration - Brownfield

As part of the Company’s effort to identify and add to its gold resource base at the Caeté Project, 75,000 meters of additional drilling are planned over the next few years on targets near the Caeté regional processing plant, including the Catita II, Serra Paraíso and Boa Vista targets.

At the Catita II Target, which was previously mined in the mid-1900’s,  the Company recently completed the second phase of a drill program that included 12,968 meters of drilling in 32 drill holes.  The Company is currently carrying out a resource estimate for this concession.

At the Serra Paraíso Target, the Company initiated a drill program to evaluate the refractory sulfide ore.  To date, a total of 6,391 meters have been drilled in 43 drill holes.  Drill results from several holes confirm the continuity of the mineralization to at least 200 meters from the oxide mining pit.  The sulfide resource estimate process will begin in early 2010.  Management believes this is a mid-range target not likely to be developed in the next three years.

The Boa Vista Target is located 15 kilometers and 20 kilometers from the Sabará Plant and the Caeté Project, respectively.  The Company initiated preliminary exploration activities in this target.  Channel sample results were encouraging.  The majority of the ore at the Boa Vista Target is oxide and could be treated at the Company’s Sabará CIC plant.  The Company intends to begin a drill program in this target in the near future.  The Boa Vista Target contains 80,000 ounces of pre NI 43-101 mineral resources.  The property was acquired by the Company from Vale.

During the quarter ended September 30, 2009, the Company entered into a joint venture with a local company to conduct future exploration work at several mineral concessions near the Caeté Project.  The Company initiated a drilling program during October 2009 at one of the identified targets.  Channel sampling results to date in the area have been positive.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Pedra Branca Project
Exploration - Greenfield

In March 2007, Jaguar entered into a joint venture agreement with Xstrata to explore the Pedra Branca Project in the State of Ceará in northeastern Brazil.  The Pedra Branca Project has mineral rights to concessions totaling approximately 186,600 acres in a 65-kilometer shear zone.  The concessions are located in and around municipal areas with good infrastructure.

Xstrata carried out a preliminary exploration program that covered only 25 kilometers of the shear zone.  The program identified 10 kilometers of soil anomalies, including two large anomalies referred to as Coelho and Mirador Targets.  For the most part, the mineralized formations uncovered by Xstrata’s preliminary efforts are open along the extremity and lead both companies’ geologists to believe the area has significant potential for gold mineralization, which could include the presence of both oxide and sulfide formations in large structures.

Jaguar is currently conducting a comprehensive exploration program at the Pedra Branca Project, including extensive geological mapping, drainage and soil geochemistry, detailing of zones with anomalies, trenching and diamond drilling.  In 2007, Jaguar began a diamond drill program to test the continuity of the mineralization at depth.  To-date, 93 drill holes totaling 8,974 meters have been completed.  During the quarter ended September 30, 2009, the Company carried out geological reconnaissance in the concession area, trenching and soil geochemistry in preparation for further drilling.  The Company also initiated preliminary resource estimate work for the Mirador, Coelho and Queimada Targets.  Resource estimates consistent with NI 43-101 standards are planned to be completed in 2010.

FINANCIAL REVIEW

During the quarter ended September 30, 2009, the market price of gold (London PM fix) traded in a range of $909 to $1,019, and averaged $960.  This was approximately 10% higher than the average price for the quarter ended September 30, 2008.    Gold prices were highly volatile during the quarter ended September 30, 2009.  Gold has continued to be influenced by interest rate cuts, uncertainty in the credit and financial markets, investment and physical demand and inflation expectations.  A 10% change in the average market price of gold during the quarter ended September 30, 2009 would have changed the Company’s income before income taxes by approximately $2.3 million.

The Company reports its financial statements in US dollars (“US$”), however a significant portion of the Company's expenses are incurred in either Canadian dollars (“Cdn.$”) or Brazilian reais (“R$”). The average rates of exchange for the Cdn.$ per US$1.00 for the quarter ended September 30, 2009 and the quarter ended September 30, 2008 were 1.10 and 1.04 respectively.  The average rates of exchange for the R$ per US$1.00 for the quarter ended September 30, 2009 and the quarter ended September 30, 2008 were 1.87 and 1.67 respectively. While the Company’s costs were negatively impacted during the third quarter as a result of the strengthening of the Brazilian real relative to the US dollar, the Company’s treasury management program resulted in a significant foreign exchange benefit to offset the increase in cash operating costs. A 10% change in the average R$ exchange rate during the quarter ended September 30, 2009 would have changed operating income by approximately $4.6 million.

Summary of Quarterly Results

The following chart summarizes the Company’s quarterly results of operations for the previous eight quarters:

	Three Months Ended
(unaudited)	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec
($ in 000s, except per share amounts)	2009	2009	2009	2008	2008	2008	2008	2007

Net sales	$35,165	$32,786	$33,285	$27,874	$25,799	$21,187	$18,797	$14,915
Net income (loss)	$6,906	9,724	4,758	(3,443)	(1,301)	(351)	839	(14,825)
Basic and diluted income (loss) per share	0.09	0.12	0.07	(0.05)	(0.02)	(0.01)	0.01	(0.28)

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

           Net sales over the periods shown above generally trended higher due to both an increase in ounces of gold sold and an increase in the average realized gold price.

Summary of Key Operating Results

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2009	2008	2009	2008
(unaudited)
($ in 000s, except per share amounts)
Gold sales	$35,165	$25,799	$101,236	$65,783
Ounces sold	36,314	29,926	107,754	73,806
Average sales price $ / ounce	969	862	940	891
Gross profit	11,815	6,901	32,218	20,251
Net income (loss)	6,906	(1,301)	21,389	(814)
Basic earnings (loss) per share	0.09	(0.02)	0.29	(0.01)
Diluted earnings (loss) per share	0.09	(0.02)	0.28	(0.01)
Weighted avg. # of shares outstanding - basic	78,173,757	64,035,732	74,952,395	62,548,196
Weighted avg. # of shares outstanding - diluted	80,736,853	64,035,732	76,595,985	62,548,196

Quarter ended September 30, 2009 compared to September 30, 2008

Sales in the quarter ended September 30, 2009 increased $9.4 million or 36% from the quarter ended September 30, 2008, primarily due to an increase in ounces of gold sold and increase in the average realized gold price.  The number of ounces of gold sold increased 21% to 36,314 ounces in the quarter ended September 30, 2009 compared to 29,926 ounces in the quarter ended September 30, 2008. The average realized gold price increased to $969 per ounce from $862 per ounce in the same quarter last year.

 Gross profit for the quarter ended September 30, 2009 increased to $11.8 million from $6.9 million for the quarter ended September 30, 2008.  The Company recognized net income of $6.9 million and a loss of $1.3 million for the quarters ended September 30, 2009 and 2008 respectively.

Review of Certain Operating Expenses and Other Income and Expenses

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2009	2008	2009	2008
(unaudited)
($ in 000s)
Stock based compensation	$1,942	$205	$4,207	$698
Administration	2,798	3,227	10,618	9,142
Forward fx derivative (gain) loss	(1,108)	1,489	(1,935)	(95)
Foreign exchange (gain) loss	(3,080)	5,189	(16,072)	(2,749)
Interest expense	1,525	2,934	6,388	10,091
Interest income	(1,047)	(758)	(2,797)	(3,459)

 Stock based compensation expense varies depending upon when stock options, deferred share units, restricted share units, and stock appreciation rights vest and Jaguar’s share price.

Administration costs decreased from $3.2 million during the quarter ended September 30, 2008 to $2.8 million during the quarter ended September 30, 2009. Administration costs include legal and accounting and those costs associated with compliance with the Sarbanes-Oxley Act as well as costs for certain strategic initiatives conducted by the Company.  Given the Company’s development stage, administration costs are generally in-line with other South American gold producers on a unit of production basis and are viewed by management as appropriate to achieve the Company’s growth targets.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The Company recognized an unrealized gain of $1.1 million for the quarter ended September 30, 2009 versus an unrealized loss of $2.1 million for the quarter ended September 30, 2008 on forward foreign exchange contracts used to manage currency exposure on the R$.  The Company also recognized a realized loss of $nil for the quarter ended September 30, 2009 versus a realized gain of $624,000 for the quarter ended September 30, 2008 on forward foreign exchange contracts. (See Risk Management Policies - Hedging).

A foreign exchange gain of $3.1 million was recognized during the quarter ended September 30, 2009 versus a loss of $5.2 million during the quarter ended September 30, 2008 primarily due to volatility of the R$ and Cdn.$.  During the quarter ended September 30, 2009, foreign exchange gains were incurred due to the cash on hand held in Brazil and Canada, and R$ denominated taxes which are recoverable from Brazilian tax authorities. These foreign exchange gains were offset by foreign exchange losses incurred with respect to the Cdn.$ private placement notes and notes payable to Brazilian banks. The foreign exchange gains and losses are due to changes in the R$ and Cdn.$ versus the US$.

Interest expense decreased from $2.9 million during the quarter ended September 30, 2008 to $1.5 million during the quarter ended September 30, 2009. The change was due to a decrease in debt and interest rates.

Interest income increased from $758,000 during the quarter ended September 30, 2008 to $1.0 million during the quarter ended September 30, 2009. Interest income was earned on deposits held in banks in Canada, the U.S. and Brazil.

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights
($ in 000s)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2009	2008	2009	2008

Operating activities	$12,864	$7,553	$30,734	$4,128
Financing activities	165,447	(5,118)	226,577	71,813
Investing activities	(32,908)	(19,773)	(58,556)	(75,393)
Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	959	(2,841)	6,267	(5,163)
Increase (decrease) in cash for the period	146,362	(20,179)	205,022	(4,615)
Beginning cash balance	79,220	61,275	20,560	45,711
Ending cash balance1	$225,582	$41,096	$225,582	$41,096
1Cash balance excludes $3.1 million of restricted cash on September 30, 2008.

Cash flow from operating activities generated $12.9 million of cash during the quarter ended September 30, 2009 versus $7.6 million during the quarter ended September 30, 2008. Cash flow from operating activities generated $30.7 million of cash during the nine months ended September 30, 2009 versus $4.1 million during the quarter ended September 30, 2008. Cash flow from operations during 2009 is due primarily to net income for the period.

Cash flow from financing activities generated $165.4 million of cash during the quarter ended September 30, 2009 versus $5.1 million consumed during the quarter ended September 30, 2008. During the nine months ended September 30, 2009 financing activities generated $226.6 million, primarily as a result of an equity financing in March 2009 that generated gross proceeds of Cdn.$86.3 million ($66.9 million) and the issuance of $165 million of 4.50% senior convertible notes in September 2009. During the nine months ended September 30, 2008 financing activities generated $71.8 million, primarily as a result of an equity financing in February 2008 that generated gross proceeds of Cdn.$110.6 million ($109.6 million).

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

During September 2009 the Company issued $165 million of 4.50% senior convertible notes (the “Notes”) including the exercise of an over-allotment option of $15 million by the underwriters. The total net proceeds received from the offering were approximately US$159.2 million.

The Company intends to use the net proceeds from the sale of the Notes to repurchase its outstanding 10.5% secured notes and to fund the exploration and pre-development of the Gurupi Project for which the Company has recently executed a definitive purchase and sale agreement, with the balance to be used for working capital and general corporate purposes, which may include funding operations, development, acquisitions and capital expenditures. (See “Subsequent Events”)

The Notes are unsecured, senior obligations of the Company.  The Notes bear interest at a rate of 4.5% per year, payable semi-annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2010, and mature on November 1, 2014.  The Notes have an initial conversion rate of 78.4314 Jaguar common shares per US$1,000 principal amount of converted notes, representing an initial conversion price of approximately US$12.75 per common share, which is approximately a 26.24% premium over the closing price of Jaguar common shares on the New York Stock Exchange on September 10, 2009. The conversion rate is subject to certain anti-dilution adjustments in connection with specified corporate events. The Notes are convertible at any time prior to maturity. Upon conversion, Jaguar may, in lieu of delivering its common shares, elect to pay or deliver, as the case may be, cash or combination of cash and common shares, in respect of the converted notes.  Jaguar will be required to make an offer to repurchase the Notes for cash upon the occurrence of certain fundamental changes as defined within the terms of the notes.

Investing activities consumed $32.9 million of cash during the quarter ended September 30, 2009 ($58.6 million for the nine months ended September 30, 2009) versus $19.8 million for the quarter ended September 30, 2008 ($75.4 million for the nine months ended September 30, 2008). The funds were used for mineral exploration projects under development and the purchase of property, plant and equipment.

The effect of foreign exchange on non-US$ denominated cash and cash equivalents was a $959,000 gain during the quarter ended September 30, 2009 ($6.3 million gain for the nine months ended September 30, 2009) compared to a $2.8 million loss for the quarter ended September 30, 2008 ($5.2 million loss for the nine months ended September 30, 2008). This reflects the changes of the R$ and Cdn.$ versus the US$ during the respective periods.

Cash Requirements - 2009 Capital Spending Program
($ in 000s)

	Three Months Ended September 30, 2009	Nine Months Ended September 30, 2009	Remainder of 2009	Estimate for 2009

Turmalina	$8,620	$16,758	$4,435	$21,193
Paciência	8,083	16,628	5,506	22,134
Sabará	-	34	-	34
Caeté Project	7,582	13,010	29,774	42,784
Other Spending 1	2,998	6,500	8,318	14,818
Total capital spending	$27,283	$52,930	$48,033	$100,963

1Includes construction of the central spare parts room, purchase of maintenance equipment, other improvements, replacements and head office spending.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The Company believes that its cash held in accounts, cash flow generated by operations and other identified sources of capital is sufficient to finance its operations and expansion plans for the foreseeable future.

Total Capital Spending during the Period
($ in 000s)

	Three Months Ended September 30, 2009	Nine Months Ended September 30, 2009

Capital spending - excluding exploration	$24,219	$47,442
Capital spending - exploration	3,064	5,488
Total capital spending	$27,283	$52,930

Amount paid in cash	$27,283	$52,930
Amount financed	-	-
Total capital spending	$27,283	$52,930

           The Company has identified four primary uses of capital during 2009.  These include:

(a)           mine development and processing capacity for the Caeté Project
(b)           Phase 1 expansion at the Turmalina operation
(c)           exploration at brownfield properties in the Iron Quadrangle
(d)           sustaining capital to maintain existing operations

Contractual Obligations

The Company’s contractual obligations as at September 30, 2009 are summarized as follows ($ in 000s):

	Less than 1 year	1 -3 years	3 - 5 years	More than 5 years	Total

Contractual Obligations
Notes Payable1
Principal	$86,303	$7,015	$-	$165,000	$258,318
Interest	5,808	14,863	14,850	3,713	39,234
Operating Lease Agreements	16	-	-	-	16
Management Agreements2
Operations	1,170	846	-	-	2,016
Suppliers Agreements
Mine Operations3	635	-	-	-	635
Drilling4	366	-	-	-	366
Asset Retirement Obligations5	630	565	5,402	3,497	10,094
Total	$94,928	$23,289	$20,252	$172,210	$310,679

1The 10.5% secured notes are classified as current liabilities at September 30, 2009. (See the offer to purchase and consent solicitation under Subsequent Events)
2The term of the management agreements are one to three years. (See Note 9(a) to the Company's interim financial statements for the quarter ended September 30, 2009.)
3The Company has the right to cancel the mine operations contract with 60 days advance notice. The amount included in the contractual obligations table represents the amount due within 60 days.
4The Company has the right to cancel the drilling contract with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.
5The asset retirement obligations are not adjusted for inflation and are not discounted.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Balance Sheet Highlights
($ in 000s)

	September 30	December 31
	2009	2008

Current assets	$274,139	$45,857
Long term assets	309,384	257,977
Total assets	$583,523	$303,834

Current liabilities	$114,625	$30,119
Long term liabilities	140,512	76,991
Total liabilities	$255,137	$107,110

Working capital increased $143.8 million from $15.7 million at December 31, 2008 to $159.5 million at September 30, 2009. On March 2, 2009, the Company completed an equity financing underwritten by a syndicate of underwriters and issued 13,915,000 common shares at Cdn.$6.20 per share for gross proceeds of Cdn.$86.3 million ($66.9 million). During September 2009, the Company sold 4.50% senior convertible notes due 2014 for gross proceeds of $165 million. (See Financial Condition, Cash Flow, Liquidity and Capital Resources) The Company announced that it has commenced an offer to purchase its outstanding 10.5% Secured Notes due March 23, 2012 (the “Notes”). The Company is also soliciting consents to amend the indenture governing the Notes in order to revise the indenture to permit the Company to redeem the Notes. If the Company receives the required consents, it intends to redeem the Notes on or after November 17, 2009. The Notes are classified in current liabilities at September 30, 2009. (See Subsequent Events)

Risk Management Policies - Hedging

Forward Foreign Exchange Contracts - Derivative Financial Instruments

The Company manages its exposure to changes in foreign exchange rates through the use of forward foreign exchange contracts to hedge certain future transactions denominated in foreign currencies.  The Company hedges anticipated but not yet committed foreign currency transactions when they are probable and the significant characteristics and expected terms are identified.

As at September 30, 2009, the Company has forward foreign exchange contracts to purchase R$ at a weighted average rate of 1.92 as follows:

[The remainder of this page has been left intentionally blank]

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Settlement Date	Amount in thousands of US$	Settlement amount in thousands of R$

30-Oct-09	2,000,000	3,795,000
30-Nov-09	1,000,000	1,890,000
30-Nov-09	1,000,000	1,895,000
31-Dec-09	1,000,000	1,860,000
31-Dec-09	1,000,000	1,917,000
29-Jan-10	1,000,000	1,870,000
29-Jan-10	1,000,000	1,902,000
29-Jan-10	1,000,000	1,927,000
26-Feb-10	1,000,000	1,880,000
26-Feb-10	1,000,000	1,912,000
26-Feb-10	1,000,000	1,930,500
31-Mar-10	1,000,000	1,933,000
31-Mar-10	2,000,000	3,883,000
30-Apr-10	1,000,000	1,932,000
30-Apr-10	2,000,000	3,902,000
28-May-10	2,000,000	3,920,000
	20,000,000	38,348,500

The Company entered into a new forward currency hedging facility with a separate institution where the Company holds its accounts and will not be required to hold cash in an escrow account for forward foreign exchange transactions; however any mark-to-market loss plus $500,000 is to be fully covered by cash deposits.

The statement of operations includes the following amounts of unrealized and realized gains or losses on foreign exchange derivatives:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2009	2008	2009	2008

Unrealized (gain) loss	$(1,108)	$2,113	$(3,529)	$2,456
Realized (gain) loss	-	(624)	1,594	(2,551)
Total	$(1,108)	$1,489	$(1,935)	$(95)

The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits.  The Company closely monitors exchange rates and, as deemed appropriate by management, will continue to enter into forward currency contracts with the aim of minimizing adverse changes in the R$ and US$ relationship.

The Company is exposed to credit-related losses in the event of non-performance by the major international financial institution handling the derivative financial instruments, but does not expect this highly rated counterparty to fail to meet its obligations.  Moreover, there is no exposure as of the date of this filing.

Hedge accounting is not applied to these derivative financial instruments.  The unrealized gains and losses will be recognized in the operating income of the Company and are a result of the difference between the spot price of the R$ and the forward currency contract price as at the balance sheet date.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet investment or debt arrangements.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

INCOME TAXES

The Company recorded an income tax expense of $6.5 million for the nine months ended September 30, 2009. This compares to an income tax expense of $3.0 million for the nine months ended September 30, 2008. The current income tax provision reflects a current income tax expense of $3.0 million and a future income tax expense of $3.5 million. This compares to a current income tax expense of $5.0 million and a future income tax recovery of $2.0 million for the nine months ended September 30, 2008. The income tax expense reflects the current taxes incurred in Brazil.  The Company has net operating losses (“NOLs”) which can be applied to future periods.  The expense is reduced by the recognition of NOL tax losses available to be used against future incomes taxes payable in Brazil.

The consolidated balance sheet reflects a current tax liability of $13.4 million at September 30, 2009 and $8.6 million at December 31, 2008; and a future tax liability of $3.5 million at September 30, 2009 and $nil at December 31, 2008.

The Company has approximately $17.6 million of tax losses available for carry forward in Canada and $25.8 million of tax losses available for carry forward in Brazil.

RELATED PARTY TRANSACTIONS

The Company incurred management fees of $1.3 million for the nine months ended September 30, 2009 and $554,000 for the nine months ended September 30, 2008 from IMS Engenharia Mineral Ltda. ("IMSE"), a company held by several officers of the Company, which provides operating services to the Company's Brazilian subsidiaries.  The fees are included in management fees in the statement of operations.  The Company entered into a service agreement with IMSE to render senior management services.  The agreement will expire on December 31, 2011.

The Company incurred occupancy fees of $135,000 for the nine months ended September 30, 2009 and September 30, 2008 to Brazilian Resources, Inc. (“BZI”), a founding and current shareholder, for use of administrative offices. As at September 30, 2009 prepaid expenses and sundry assets includes $117,000 from BZI relating to leasehold improvements paid by the Company (December 31, 2008- $nil). The Company also incurred consulting fees and administrative service charges of $455,000 from BZI for the nine months ended September 30, 2009 (nine months ended September 30, 2008 - $211,000). The occupancy costs, consulting fees and administrative service fees are included in the statement of operations. As at September 30, 2009 accounts payable and accrued liabilities includes $98,000 (December 31, 2008 - $39,000) due to BZI.

The Company recognized rental income of $9,000 from Prometálica Mineração Ltda. (“PML”) and $34,000 from Prometálica Centro Oeste Mineração Ltda. (“PCO”) for the nine months ended September 30, 2009 (nine months ended September 30, 2008 - $nil from PML and $nil from PCO) for providing temporarily idle equipment and use of administrative offices. PML’s controlling shareholders are BZI and IMS Empreendimentos Ltda. (“IMS”), the founding shareholders of the Company.  PCO is controlled by IMS, a founding shareholder of the Company.  As at September 30, 2009 prepaid expenses and sundry assets includes $15,000 receivable from PCO, and $nil from PML (December 31, 2008 - $nil from PML and $12,000 from PCO). During the nine months ended September 30, 2009 the Company received $nil (nine months ended September 30, 2008 - $30,000) of royalty income relating to the NSR from PML.

On August 11, 2008, PML filed a judicial restructuring in Belo Horizonte, state of Minas Gerais, Brazil.  At this time the financial impact of this action is indeterminate.  Prior to the filing, the primary shareholders of PML, BZI and IMS, provided a guarantee of PML’s obligation to Mineração Serras do Oeste Ltda (“MSOL”), a 100% owned subsidiary of the Company.  This guarantee will ensure the recovery of the Net Smelter Royalty due from PML if PML is unable to pay the Company.  As at September 30, 2009 the amount of the obligation is approximately $1.0 million.

The Company’s subsidiaries MSOL and MTL were required to pay an employment claim of a former employee who performed work for MSOL, then owned by BZI, and other BZI companies. BZI has guaranteed the amount owed to the Company of R$378,000 ($213,000), which will mature on September 30, 2011.  As at September 30, 2009, prepaid expenses and sundry assets include $213,000 receivable from BW Mineração, a wholly owned subsidiary of BZI.  (December 31, 2008 - $162,000).

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

SUBSEQUENT EVENTS

Purchase of Gurupi Gold Property in Brazil from Kinross for $39 Million

On November 2, 2009, the Company announced that it has entered into a definitive agreement to acquire MCT Mineração Ltda. (“MCT”), an indirect, wholly-owned subsidiary of Kinross Gold Corporation (“Kinross”), for US$39 million.  MCT holds all of the mineral licenses for the Gurupi Project  located in the state of Maranhão, Brazil. No commercial production of gold has taken place on the Gurupi property.  In addition, Kinross has granted a right of first refusal to Jaguar on an adjacent exploration property.

The $39 million purchase price is payable in Jaguar common shares based on the weighted average price of Jaguar's common shares on the New York Stock Exchange for the five days preceding the closing date.    Pursuant to the terms of the definitive agreement, if the acquisition were to result in Jaguar issuing greater than 5% of its outstanding shares as of closing to Kinross, then Jaguar would have the option to pay in that number of common shares equal to 5% of Jaguar's outstanding shares plus an amount payable in cash to total US$39 million.  Closing of the transaction is expected to occur in early December 2009. The closing is subject to customary closing conditions, including approval by the TSX and the NYSE for the listing of the Jaguar shares.

AMEC plc completed a feasibility study in 2005 for Kinross (the “2005 Feasibility Study”), which yielded measured and indicated (“M&I”) gold resources of 1.6 million ounces.  Jaguar is conducting a feasibility study to assess a potential commercial gold operation at the site.  The Company expects a pre-feasibility study in December 2009 with the final feasibility study in mid-Q1 2010.

Based on technical reports as filed by Jaguar on SEDAR, Jaguar presently has M&I gold resources of approximately 3.5 million ounces.  Based on the 2005 Feasibility Study, Gurupi’s 1.6 million ounces of M&I resources will boost Jaguar’s M&I gold resources by 45% to approximately 5.1 million ounces upon closing.

10.5% Secured Notes due March 23, 2012

On October 20, 2009 the Company announced that it has commenced an offer to purchase (the "Offer") and consent solicitation with respect to its outstanding 10.5% Secured Notes due March 23, 2012 (the "Notes").  The Company is offering to purchase all Cdn$86.25 million aggregate principal amount of the outstanding Notes at a purchase price of 105% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the date of payment on the terms and subject to the conditions set forth in its Offer to Purchase and Consent Solicitation Statement dated October 20, 2009.

The Company is also soliciting consents to amend the indenture (the "Indenture") governing the Notes in order to revise the Indenture to permit the Company to redeem any Notes not tendered to the Offer earlier than currently permitted.  The Indenture currently provides that unless there is a change of control of the Company, the Company may not redeem the Notes until March 23, 2010, at which time the Notes would be redeemable upon not less than 30 days notice at a redemption price of 102% of the principal amount of the Notes.  If the Company receives the required consents, it intends to amend the Indenture such that it would be permitted to redeem the Notes at a redemption price of 102% of the principal amount of the Notes at anytime on or after November 17, 2009 with a redemption date no less than seven trading days from the date the notice is sent.  In order for the amendments to be effective, the Company must receive consents from note holders who hold at least 66 2/3% of the aggregate principal amount of the Notes.

The Company intends to purchase all Notes that are validly tendered and not withdrawn pursuant to the Offer at a price of 105% of the principal amount thereof plus accrued and unpaid interest as described above.  If the requisite consents are obtained to amend the Indenture, the Company intends to amend the Indenture in the manner described above, immediately send a notice of redemption and redeem any remaining untendered Notes on or about November 27, 2009 at a redemption price of 102% of the principal amount of the Notes plus accrued but unpaid interest to, but excluding, the redemption date.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The offer to purchase and consent solicitation documents more fully set forth the terms of the Offer and consent solicitation.  The Offer will expire at 5:00pm EST, on November 17, 2009, unless extended or earlier terminated by the Company.  The Company reserves the right to terminate, withdraw or amend the Offer at any time subject to applicable law.

The Company expects to pay for any Notes purchased pursuant to the Offer with available cash on hand promptly following the expiration of the Offer.

The Company expects to recognize a charge during Q4 2009 of approximately $18.0 million. $13 million of this will be a non-cash charge that is composed primarily of the write-off of the unamortized costs associated with the placement of the Notes and a call option to redeem the Notes prior to the expiry.

CRITICAL ACCOUNTING ESTIMATES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses.  The Company’s accounting policies are described in Note 1 to its interim financial statements for the quarter ended September 30, 2009.  The Company’s accounting policies relating to work-in-progress inventory valuation and amortization of property, plant and equipment, mineral exploration projects, and site reclamation and closure accruals are critical accounting estimates that are subject to assumptions regarding reserves, recoveries, future gold prices and future mining activities.

Gold in process and ore in stockpiles are stated at the lower of average production cost and net realizable value.  Production costs include labor, benefits, material and other product costs.  These costs are charged to earnings and are included in cost of sales.  The assumptions used in the impairment assessment of gold in process inventories include estimates of gold contained in the ore stacked, assumptions of the amount of gold stacked that is expected to be recovered and an assumption of the gold price expected to be realized when the gold is recovered.  If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company’s earnings and working capital.

In addition, GAAP requires the Company to consider, at the end of each accounting period, whether or not there has been an impairment of the capitalized mineral exploration projects, property, plant and equipment.  For producing properties, this assessment is based on expected future cash flows to be generated from the location.  For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present.  If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral exploration projects, property, plant and equipment, which would reduce the Company’s earnings and net assets.

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  In general, these laws and regulations are continually changing and, over time, becoming more restrictive which impacts the cost of retiring assets at the end of their useful life.  The Company recognizes management’s estimate of the fair value of liabilities for asset retirement obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and depreciated over the life of the asset.  Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed.  Over time, the liability will be increased each period to reflect the interest element (accretion) reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out.  Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The Company’s mineral exploration projects and mining properties are depleted and depreciated on a units-of-production basis, which bases its calculations on the expected amount of recoverable reserves.  If these estimates of reserves prove to be inaccurate, or if the Company revises its mine plan due to reductions in the price of gold or unexpected production cost increases, and as a result the amount of reserves expected to be recovered are reduced, then the Company would be required to write-down the recorded value of its mineral exploration projects and mining properties and to increase the amount of future depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Other than the changes in accounting policies noted below, the interim consolidated financial statements of the Company follow the same accounting policies and methods of the application as the annual audited consolidated financial statements. The interim consolidated financial statements do not contain all disclosures as required by Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the Company’s annual audited consolidated financial statements.

(a)	The Company adopted the following new CICA Handbook Standards:

(i)	Goodwill and intangible assets:

In February 2008, the CICA issued accounting standard Section 3064 Goodwill and Intangible Assets replacing accounting standard Section 3062, Goodwill and Other Intangible Assets, and accounting standard Section 3450, Research and Development Costs.  The new Section is applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company adopted the standards on a retrospective basis on January 1, 2009.  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  This standard did not have a material impact on the Company’s financial statements.

(ii)	Credit risk and fair value of financial assets and financial liabilities:

In January 2009, the CICA issued Emerging Issues Committee (EIC) Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities,” which is effective for interim and annual financial statements ending on or after January 20, 2009. EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under Section 3855, “Financial Instruments - Recognition and Measurement.” It states that an entity's own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 should be applied retrospectively, without restatement of prior periods, to all financial assets and liabilities measured at fair value. The Company adopted this abstract during the first quarter of the 2009 fiscal year. This standard did not have a material impact on the Company’s financial statements.

(iii)	Short-term investments:

Short-term investments include short-term money market instruments with terms to maturity at the date of the acquisition of between three and twelve months. Short-term investments are classified as held-for-trading and their carrying value is equal to fair value.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

(b)	Accounting Principles Issued but not yet Implemented:

(i)	Business combinations:

In January 2009, the CICA issued Section 1582, “Business Combinations,” effective for fiscal years beginning on or after January 1, 2011.  Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas.  It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired.  The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations.  The Company is considering the impact of adopting this pronouncement on the consolidated financial statements.

(ii)	Consolidated financial statements and non-controlling interests:

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-Controlling Interests,” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent.  Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements.

(iii)	Financial instruments - recognition and measurement:

On July 1, 2009 the CICA amended Section 3855 with regard to determining when a prepayment option in a host debt instrument is closely related to the host instrument and the amendment is effective for fiscal years beginning on or after January 1, 2011. The amendment states that if the exercise price of a prepayment option compensates the lender for an amount equivalent to the present value of the lost interest for the remaining term of the host instrument, the feature is considered closely related to the host contract in which it is embedded.  The Company is considering the impact of adopting this pronouncement on the consolidated financial statements.

(iv)	Financial instruments - disclosures:

Amendments to Section 3862 require enhanced disclosures for fair value measurement of financial instruments and liquidity risk and is effective for annual financial statements relating to fiscal years ending after September 30, 2009.  Enhanced fair value measurements include disclosure relating to the level in the fair value hierarchy into which the fair value measurements are categorized, disclosure of significant transfers between levels of the hierarchy including reasons for the transfers, and a reconciliation of the beginning balances to the ending balances for those fair value measurements that result from the use of significant unobservable inputs in valuation techniques.  The amendments clarify that liquidity risk relates to financial liabilities that are settled by delivering cash or another financial asset.  Enhanced liquidity risk disclosures include a maturity analysis for derivative financial liabilities based on how an entity manages liquidity risk.  The Company is considering the impact of adopting this pronouncement on the consolidated financial statements.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

On February 13, 2008, the CICA Accounting Standards Board (AcSB) confirmed that the changeover to IFRS from Canadian GAAP will be required for publicly accountable enterprises for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011, including comparatives for 2010. The objective is to improve financial reporting by having one single set of accounting standards that are comparable with other entities on an international basis.

The Company commenced its IFRS conversion project during 2008 and established a formal project governance structure to monitor the progress and critical decisions to IFRS. Regular reporting is provided by the project team to the Audit Committee of the Board of Directors.

The Company’s conversion plan is comprehensive and consists of four phases: preliminary study, evaluation, development, and implementation. The project plan addresses matters including changes in accounting policy, organizational structure and internal control, the modification of existing systems and the training and awareness of staff, in addition to other related business matters.

During 2008, the Company initiated the preliminary study phase which involves a high level review of the major differences between Canadian GAAP and IFRS as related to the Company’s accounting policies. This high level review will provide insight as to the most significant areas of difference applicable to the Company, including mineral exploration projects, asset retirement obligations, foreign currency translations and share based compensation, as well as more extensive presentation and disclosure requirements under IFRS. A number of milestones have been achieved including the organization of an information and awareness session for senior management and the Audit Committee of the Board of Directors and the training of key project team members.

Currently the Company is engaged in the evaluation and development phases of the project. The Company is performing an in-depth review of accounting policy impact, as well as defining the associated impact of the IFRS transition on financial reporting processes, disclosure controls and procedures and internal controls over financial reporting.

The Company continues to monitor standards development as issued by the International Accounting Standards Board and the AcSB, as well as regulatory developments as issued by the Canadian Securities Administrators, which may affect the timing, nature or disclosure of the Company’s adoption of IFRS.

The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the company’s reported financial position and results of operations. As the Company is still in the evaluation and development phases and has not yet selected its accounting policy choices and IFRS 1 exemptions, the Company is unable to quantify the impact of IFRS on its financial statements. The areas of significance identified above are based on available information and the Company’s expectations as of the date of this report and thus, are subject to change with new facts and circumstances. The project team has developed a detailed IFRS transition plan and began to highlight certain key activities to provide insights into the IFRS project.

Given the progress of the project and outcomes identified, the Company could change its intentions between the time of communicating these key milestones and the changeover date. Further, changes in regulation or economic conditions at the time of the changeover or throughout the project could result in changes to the transition plan being different from those communicated. The Company will continue to assess the impact of adopting IFRS and will update its MD&A disclosures quarterly to report on the progress of its IFRS changeover plan.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

NON-GAAP PERFORMANCE MEASURES

The Company has included the non-GAAP performance measures Cash Operating Cost per tonne processed, Cash Operating Cost per ounce processed and Cash Operating Margin per ounce of gold in this document.  These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance.  Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.  More specifically, management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per tonne/ounce, by comparison of the cash operating costs per tonne/ounce to the price of gold, (ii) the trend in costs as the mine matures and, (iii) an internal benchmark of performance to allow for comparison against other mines.  The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

Cash Operating Margin per oz of gold	Three Months Ended September 30, 2009	Nine Months Ended September 30, 2009

Average sales price per oz of gold	$969	$940
less
Cost per oz of gold produced	451	444
equals
Cash operating margin per oz of gold	$518	$496

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Summary of Cash Operating Cost per tonne processed	Three Months Ended September 30, 2009	Nine Months Ended September 30, 2009

Production costs per statement of operations1	$17,294,000	$50,811,000
Change in inventory 2	1,396,000	(24,000)
Operational cost of gold produced 3	18,690,000	50,787,000
divided by
Tonnes processed	356,000	1,045,000
equals
Cost per tonne processed	$52.50	$48.60

Turmalina Cash Operating Cost per tonne processed	Three Months Ended September 30, 2009	Nine Months Ended September 30, 2009

Production costs	$8,386,000	$23,733,000
Change in inventory 2	762,000	35,000
Operational cost of gold produced 3	9,148,000	23,768,000
divided by
Tonnes processed	154,000	409,000
equals
Cost per tonne processed	$59.40	$58.10

Paciência Cash Operating Cost per tonne processed	Three Months Ended September 30, 2009	Nine Months Ended September 30, 2009

Production costs	$8,076,000	$23,657,000
Change in inventory 2	286,000	(1,101,000)
Operational cost of gold produced 3	8,362,000	22,556,000
divided by
Tonnes processed	167,000	467,000
equals
Cost per tonne processed	$50.10	$48.30

Sabará Cash Operating Cost per tonne processed	Three Months Ended September 30, 2009	Nine Months Ended September 30, 2009

Production cost	$832,000	$3,421,000
Change in inventory 2	348,000	719,000
Operational cost of gold produced 3	1,180,000	4,140,000
divided by
Tonnes processed	35,000	169,000
equals
Cost per tonne processed	$33.70	$24.50

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Summary of Cash Operating Cost per oz of gold produced	Three Months Ended September 30, 2009	Nine Months Ended September 30, 2009

Production costs per statement of operations1	$17,294,000	$50,811,000
Change in inventory 2	1,461,000	343,000
Operational cost of gold produced 3	18,755,000	51,154,000
divided by
Gold produced (oz)	41,585	115,211
equals
Cost per oz of gold produced	$451	$444

Turmalina Plant Cash Operating Cost per oz produced	Three Months Ended September 30, 2009	Nine Months Ended September 30, 2009

Production costs	$8,386,000	$23,733,000
Change in inventory 2	762,000	(36,000)
Operational cost of gold produced 3	9,148,000	23,697,000
divided by
Gold produced (oz)	22,250	60,887
equals
Cost per oz of gold produced	$411	$389

Paciência Plant Cash Operating Cost per oz produced	Three Months Ended September 30, 2009	Nine Months Ended September 30, 2009

Production costs	$8,076,000	$23,657,000
Change in inventory 2	317,000	(526,000)
Operational cost of gold produced 3	8,393,000	23,131,000
divided by
Gold produced (oz)	17,927	47,965
equals
Cost per oz of gold produced	$468	$482

Sabará Cash Operating Cost per oz produced	Three Months Ended September 30, 2009	Nine Months Ended September 30, 2009

Production costs	$832,000	$3,421,000
Change in inventory 2	382,000	905,000
Operational cost of gold produced 3	1,214,000	4,326,000
divided by
Gold produced (oz)	1,408	6,359
equals
Cost per oz of gold produced	$860	$680

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

1Production costs do not include cost of goods sold adjustment of approximately $439,000 for the three months ended September 30, 2009 and $2.6 million for the nine months ended September 30, 2009.

2Under the Company’s revenue recognition policy, revenue is recognized when legal title passes.  Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

3The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

There have been no changes during the quarter ended September 30, 2009 that, in management’s view, would have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

OUTSTANDING SHARE DATA

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

At November 9, 2009, the Company has 79,446,294 issued and outstanding common shares, as well as 5,495,000 stock options outstanding.

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

GLOSSARY OF MINING TERMS

Carbon-in-leach
A gold recovery process in which a slurry of gold-bearing ore, carbon and cyanide are mixed together.  The cyanide dissolves the gold, which is subsequently absorbed by and separated from the carbon.

Carbon-in-pulp
Similar to carbon-in-leach process, but initially the slurry is subjected to cyanide leaching in separate tanks followed by carbon-in-pulp. Carbon-in-leach is a simultaneous process.

Conversion factors
Weights and measures on this site represent units commonly used in the gold industry.  Conversion factors are provided below:

To Convert Imperial Measurement Units	To Metric Measurement Units	Multiply By
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Ounces (troy)	Grams	31.1035
Pounds	Kilograms	0.454
Short tons	Tonnes	0.907185
Troy ounces per ton	Grams per tonne	34.2857

Cut-off grade
The minimum metal grade at which a tonne of rock can be processed on an economic basis.

Deposit
A mineralized body which has been physically delineated by sufficient drilling, trenching and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves until final legal, technical and economic factors have been resolved.

Development or mine development
Driving openings to access the mineral reserve in an underground mine.

Diamond or core drill
A type of rotary drill in which the cutting is done by abrasion rather than percussion.  The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face.  The drill cuts a core of rock, which is recovered in long cylindrical sections, an inch or more in diameter.

Dilution
The effect of waste or low-grade ore being included unavoidably in the mined ore, lowering the recovered grade.

Doré
The precious metals product of the smelter, containing mainly gold and silver, that requires additional refining to high purity gold.

Drifting
Driving of tunnels through rock usually on a horizontal basis.

Feasibility study
A detailed report showing the feasibility of placing a prospective ore body or deposit of minerals within a mineral property into production.  This report typically includes, inter alia, the specific portion or portions of the property that should be included in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines and related facilities on the development block, the estimated capital and operating costs thereof, a proposed schedule for the timing of development and mine construction, and an assessment of the impact of the operation and the information obtained and evaluations made in respect thereof.

Grade
The concentration of metal or valuable mineral in a body of rock, usually expressed as a percentage or in grams per tonne or ounces per tonne.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Heap leaching
A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which dissolves the gold content. The gold-laden solution is collected for gold recovery.

Indicated mineral resource
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resource
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Measured mineral resource
A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization
Mineral-bearing rock; the minerals may have been either a part of the original rock unit or injected at a later time.

Mineral reserve
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral resource
A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form or quantity and of such a grade or quality that  has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

NI 43-101
Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Regulators.

Ore
Rock, generally containing metallic and non-metallic minerals that can be mined and processed at a profit.

Ounce (troy)
All ounces referenced herein are troy ounces.  Despite the world's gradual conversion to the metric system, the troy ounce remains a fixture of the gold industry and the most important basis for expressing quotations of most gold markets.  One troy ounce equals approximately 31.1 grams in weight.  There are 32.15 troy ounces in a kilogram.

Probable mineral reserve
A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Proven mineral reserve
A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Qualified Person or QP
An individual who, in accordance with NI 43-101: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a recognized professional association.

Ramp
An inclined underground tunnel that provides access to an ore body for exploration, ventilation and/or mining purposes in an underground mine.

Reclamation
The process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use.  Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and revegetation of waste rock piles and other disturbed areas.

Recoverable Reserves
Recoverable reserves represent the quantity of gold that can be recovered (i.e. mined) from existing gold resources.

Plant Recovery Rate
The percentage of valuable metal in the ore that is recovered by metallurgical treatment.

Refractory Ore
Mineralized rock in which much of the gold is encapsulated in sulphides or other minerals and is not readily amenable to dissolution by cyanide solutions (unlike oxidized ore) even with fine grinding.

Reserves and Resources
The Company’s classification of mineral reserves and resources and the subcategories of each conforms with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on August 20, 2000, which are in accordance with Canadian Securities Administrators' National Instrument 43-101 dated November 17, 2000.

Stockpile
Broken ore heaped on surface or prepared areas underground, pending treatment or shipment.

Stope
Working place in an underground mine where ore is extracted.

Tailings
The material that remains after all economically recoverable metals or minerals of economic interest has been removed from the ore through milling and processing.

Ton
A ton or short ton is a British imperial measure of weight equivalent to 2,000 pounds.

Tonne
A tonne or metric tonne is about 10% greater in weight than a short ton and equivalent in weight to 1000 kilograms or 2,205 pounds.

Waste
Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

CORPORATE DIRECTORY

Jaguar Mining Inc. is incorporated under the laws of Ontario.

DIRECTORS

Andrew C. Burns1

Gil Clausen3, 4

William E. Dow3

Gary E. German1,2,4
Chairman

Anthony F. Griffiths1, 2, 3

Daniel R. Titcomb

1     Audit Committee
2    Compensation Committee
3    Corporate Governance Committee
4    Health, Safety and Environmental Committee

OFFICERS

Daniel R. Titcomb
President & CEO

James M. Roller
Chief Financial Officer & Treasurer

Lúcio Cardoso
Chief Operating Officer

Adriano L. Nascimento
VP Exploration & Engineering

Robert Zwerneman
VP Corporate Development, Director of IR

Robert J. Lloyd
Secretary

ADMINISTRATIVE  OFFICE

125 North State Street
Concord, NH  03301 - USA
Phone: (603) 224-4800
Fax:     (603) 228-8045
E-mail: ir@jaguarmining.com
Website: www.jaguarmining.com

REGISTERED OFFICE

100 King Street West, Suite 4400
1 First Canadian Place
Toronto, Ontario M5X 1B1 - Canada

OPERATING OFFICE

Rua Fernandes Tourinho 487, 7th Floor
CEP 30.112-000 - Belo Horizonte - MG
Brazil

AUDITORS

KPMG LLP
Toronto, Ontario
Belo Horizonte, Brazil

LEGAL COUNSEL

Davies Ward Phillips & Vineberg LLP
Toronto, Ontario
New York, NewYork

Hinckley, Allen & Snyder LLP
Concord, New Hampshire

BANKS

Bank of America
Boston, Massachusetts

HSBC
Toronto, Ontario

Royal Bank of Canada
Toronto, Ontario

STOCK TRANSFER AGENT

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, ON  M5J 2Y1
Phone: 1-800-564-6253
Fax: 1-866-249-7775
Email: service@computershare.com

EXCHANGE LISTING

TSX: “JAG”, “JAG.NT”
NYSE: “JAG”